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VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Jennifer Gowetski, Esq. Ms. Folake Ayoola, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	April 22, 2011

Re:	Apollo Residential Mortgage, Inc.
Registration Statement on Form S-11
Filed March 21, 2011
File No. 333-172980

Dear Ms. Gowetski/Ms. Ayoola:

On behalf of our client, Apollo Residential Mortgage, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated April 19, 2011 (the “April 19 Letter”), with respect to the Registration Statement on Form S-11 (File No. 333-172980) filed by the Company on March 21, 2011 (the “Registration Statement”). For convenience of reference, each Staff comment contained in the April 19 Letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the April 19 Letter, and is followed by the corresponding response of the Company.

We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. All page references in the responses are to pages of the marked copy of Amendment No. 1. Capitalized terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940

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Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company intends to conduct its business through wholly-owned or majority-owned subsidiaries. The Company’s principal subsidiary, ARM Operating, LLC (“ARM Operating”), is being organized to qualify for the exemption provided by Section 3(c)(5)(C) of the 1940 Act. Section 3(c)(5)(C) generally provides that any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is not an investment company. The Staff, in no-action letters, has provided guidance on being “primarily engaged in purchasing or otherwise acquiring mortgages and other liens on interests in real estate” (the “Relevant No-Action Conditions”). ARM Operating intends to operate in a manner to comply with the Relevant No-Action Conditions. Accordingly, ARM Operating intends to operate so that (1) at least 55% of its assets will consist of qualifying assets which will include whole pool Agency MBS and mortgage loans secured by real property and (2) at least 80% of its assets will consist of qualifying assets and other real estate-related assets, which will include primarily other residential MBS. The Company may in the future organize other subsidiaries that will rely on Section 3(c)(5)(C), 3(c)(1) or 3(c)(7) for their 1940 Act exemptions.

The Company will be structured so that the combined value of its investments in ARM Operating and any other wholly-owned or majority-owned subsidiary that will not rely on Section 3(c)(1) or 3(c)(7) for its 1940 Act exemption will at all times exceed 60% of its total assets on an unconsolidated basis. As a result, the Company expects that at all times the value of its “investment securities,” including investments in subsidiaries that rely on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. government securities) on an unconsolidated basis. The Company, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

Furthermore, the Company believes it will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because the Company will not engage primarily in or hold itself out as being engaged primarily in the business of investing, reinvesting or

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trading in securities. Rather, through its wholly-owned or majority-owned subsidiaries, the Company will be primarily engaged in the noninvestment company businesses of its subsidiaries.

Clifford Chance US LLP intends to deliver a legal opinion to the underwriters for the Company’s offering at the closing of the offering, confirming that the Company is not required to register as an investment company under the 1940 Act.

2.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

In response to the Staff’s comment, we have included a copy of the Company’s logo as Exhibit 1 hereto. The Company respectfully advises the Staff that it does not anticipate including any other graphics, maps, photographs or other artwork in the prospectus.

3.	We note from your disclosure in the “Use of Proceeds” section that you plan to use all the net proceeds from this offering and the concurrent private placement to purchase Agency MBS assets. However, elsewhere in your document, you describe your investment strategy and principal objective as also including non-Agency MBS.

Please tell us your anticipated timing for investing in non-Agency securities and revise your disclosure as appropriate.

As disclosed in the Registration Statement, the Company intends to invest the net proceeds of its initial public offering and the concurrent private placement exclusively in Agency MBS assets. In response to the Staff’s comment, the Company has revised the disclosure on page 8 under the caption “Prospectus Summary—Our Target Assets” and on page 86 under the caption “Business—Our Investment Strategy” to indicate that, based on current market conditions, the Company expects its initial portfolio to be nearly exclusively Agency MBS and that it will diversify its asset base as market conditions warrant thereafter. The Company reserves the right to change its targeted investment allocation in the future.

4.	We note that you intend to elect to be taxed as a REIT and, notwithstanding your disclosure on page 56, your investment strategy and principal objective includes investing in Agency and non-Agency MBS. As a result, your offering may constitute a “blind-pool” offering. Accordingly, please detailed narrative and quantitative disclosure regarding the prior performance of the sponsor. Refer to Item 8 of Industry Guide 5 and Securities Act Release 33-6900.

We note that Guide 5 applies to registration statements for offerings of interests in a real estate limited partnership. Pursuant to Item 8 of Guide 5, a registration statement for such an offering is required to include certain performance data for the past three and in some cases five years with respect to other “programs” that have been sponsored by the general

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partner of the partnership and its affiliates (which are referred to together in Guide 5 as “sponsors”). In our recent discussions with the Staff, we have been informed that the Staff defines a Guide 5 “program” to be an investment fund or other similar investment vehicle (i) that primarily invests in real estate or real estate related investments (such as mortgages or mortgage-backed securities) and (ii) whose investors are passive and do not participate in the management of the investment vehicle.

We also note that the SEC has previously advised us that it has extended the application of Item 8 of Guide 5 to a registration statement for an equity offering by a real estate investment trust (a “REIT”) contemplating a “blind-pool” offering, which has been characterized as an offering by a REIT which does not have prior operating results if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering.

We note that the Company has indeed specified the use of 100% of the net proceeds of the offering and the concurrent private placement. As disclosed under “Use of Proceeds” on page 59 of the prospectus, the Company plans to use substantially all such net proceeds “to purchase Agency MBS assets.” The disclosure goes on to specify that “approximately 50% of our initial Agency MBS assets will consist of fixed-rate Agency MBS and that the remaining 50% will consist of ARM Agency MBS. . . .[T]he fixed-rate Agency MBS will have the following characteristics: (i) coupons ranging from 3.0% to 6.5%; (ii) original maturities of either 15 years or 30 years; and (iii) current weighted average months to maturity ranging from 70 months to 360 months. . . .[T]he ARM Agency MBS will have the following characteristics: (i) net weighted average coupons ranging from 2.0% to 6.0%; (ii) with respect to hybrid ARM Agency MBS, original months to first initial reset of underlying loans of either 36 months, 60 months, 84 months or 120 months; and (iii) current weighted average months to maturity ranging from 70 months to 360 months.” In past transactions involving REITs whose business plans contemplated pursuing a substantial Agency MBS strategy, the specification of the types of Agency MBS to be acquired by the REIT along the lines outlined above has been sufficient, in the view of the Staff, to remove the REIT’s initial public offering from categorization as a “blind-pool” offering.

However, we understand that the Staff may not wish to apply the same reasoning to a newly organized REIT that has indentified the Agency MBS it contemplates acquiring but will be pursuing a diversification strategy that covers both Agency and non-Agency MBS, residential mortgage loans and other residential mortgage assets. We note that the Company has clarified in Amendment No. 1 to the Registration Statement that its business plan is to selectively construct a portfolio of assets that will initially consist of Agency MBS, but over time, will be diversified to cover a broader range of other residential mortgage assets, including non-Agency MBS, residential mortgage loans and other residential mortgage assets. If the Staff concludes that notwithstanding the clarification of the Company’s business plan as outlined above and the specification of the use of 100% of the net proceeds of the offering and the concurrent private placement that the Company’s initial public offering should be characterized as a “blind-pool”

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offering, we have set forth below our analysis of the Item 8 of Guide 5 information that should be included in the prospectus:

Identification of the sponsored funds and investment vehicles for which Guide 5 information is required:

During the five year period for which Item 8 requires disclosure of certain prior performance tables, while several Apollo sponsored funds have made investments in real estate assets, only one vehicle, Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”) pursues a strategy where the primary investment objective is real estate.

We note that Apollo serves as the investment adviser to Apollo European Principal Finance Fund, L.P. (“EPF”) which is a fund organized to invest in a range of European distressed loans in a range of industries acquired from European financial institutions or the European divisions of global financial institutions. As of December 31, 2010, EPF has investments throughout Europe with its largest concentration in the United Kingdom, Germany, Spain and Portugal. Even though a relatively high percentage of this fund’s assets under management was invested in real estate loans (approximately 74.8% as of December 31, 2010 as contrasted to only 20.4% at year end 2008 and 22.2% at year end 2009), this fund was not organized primarily to invest in real estate loans. Accordingly, we do not believe that Item 8 information is required to be included for EPF. However, for the information of the Staff, we have included in the Appendix attached to this Letter relevant Guide 5 tables for EPF.

We also note that on November 12, 2010, an affiliate of Apollo completed the acquisition of Citi Property Investors (“CPI”), the real estate investment management group of Citigroup Inc. CPI had assets under management of approximately $3.6 billion as of December 31, 2010. As part of the acquisition, Apollo acquired general partner interests in, and advisory agreements with, various real estate investment funds and co-invest vehicles. However, with Apollo recently acquiring CPI, it did not sponsor any of CPI’s existing funds or investment vehicles. In Release 34-18161, the Commission explained that “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering of limited partnership shares.” A promoter is defined in Securities Act Rule 405 as “any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.” Accordingly, we have not included any prior performance information for any CPI sponsored funds.

The Company further advises the staff that Prior Performance Tables have not been included with respect to Vantium because Vantium is not a “program.” Instead, Vantium is a portfolio company owned by Apollo and private equity funds managed by Apollo.

Other than as noted above, during the five year period for which Item 8 requires disclosure of certain prior performance tables, neither the Company’s manager nor its indirect parent, Apollo, has sponsored any investment fund or other vehicle that meets the definition of a Guide 5 program. During this period, other than vehicles discussed above,

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four Apollo sponsored funds made investments in real estate assets; however, none of these funds was organized primarily for the purpose of investing in real estate or real estate-related assets.

As of December 31, 2010, the percentage of assets under management on a fair market value basis constituting such real estate assets amounted to approximately 34.4%, 12.5%, 8.2% and 2.4% for these funds. Because none of these funds primarily invests in real estate or real estate related investments, they are not “programs” within the meaning of Guide 5. Item 8 prior performance tables are therefore not required.

We further note that Apollo manages one separate account that primarily invests in real estate or real estate related investments. We note that this account is set up separately by and individual investor for purposes of engaging Apollo to manage for it a portfolio of real estate-related investments. This separate account is not a fund or commingled investment vehicle involving a pooling of funds by investors. The investor in the separate account is not a passive investor in the same way that fund investors are thought to be passive. Although the account trading is managed by Apollo, the separate account investor participates in the design and structure of the account, decides when to commence trading and when to add funds to its accounts, determine when to withdraw funds or terminate the account relationship, and participates in discussions with Apollo relating to desired return and risk tolerance profiles. We do not believe that separate accounts are programs within the meaning of Guide 5 and believe that the presentation of Guide 5 prior performance information is not required and would be confusing to investors in light of the fact that the Guide 5 tables are designed around fund structures and operations, not individual accounts.

Discussion of the Required Information:

ARI: ARI does not have an investment objective which is similar to that of the Company. While the Company’s primary target assets include Agency MBS, non-Agency MBS, residential mortgage loans and other residential mortgage assets, ARI originates, acquires, invests in and manages performing commercial first mortgage loans, commercial MBS, mezzanine financings and other commercial real estate-related debt investments. Accordingly, Prior Performance Table V (Sales or Dispositions of Properties) and Prior Performance Table VI (Acquisitions of Properties by Programs) are not required to be disclosed with respect to ARI, since these tables are only required with respect to programs with similar investment objectives to the issuer.

We note that Guide 5, by its terms, contemplates that there may be certain items contemplated by Guide 5 that “are not relevant or are otherwise inappropriate.” See Guide 5, initial instruction. We believe that Prior Performance Table I (which calls for experience in Raising and Investing Funds) and Prior Performance Table II (which calls for information relating to Compensation to the Sponsor) is not relevant where the performance disclosed does not relate to prior classic real estate syndications of the sponsor. Our recent discussions with the Staff provide additional support for this view.

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With regard to the operating results required by Prior Performance Table III, the Company is providing ARI’s summary financial information for the fiscal year ended December 31, 2010 and for the period from September 29, 2009 (Commencement of Operations) through December 31, 2009, plus certain additional information with respect to cash flow, distribution data and the amount remaining invested in program investments (contained in ARI Table III). The Company believes that ARI Table III provides the information that is either required by or analogous to information required by Prior Performance Table III.

The Company advises the staff that ARI is not a “completed” program and, therefore, none of the information required by Prior Performance Table IV is applicable.

Attached as the Appendix to this letter are the Guide 5 tables for ARI.

EPF: As noted above, although we do not believe that prior performance tables for EPF are required even if any Item 8 information is required, we have included in the Appendix attached to this letter relevant Guide 5 tables for EPF.

Because EPF does not have an investment objective which is similar to that of the Company, these tables do not include Prior Performance Table V (Sales or Dispositions of Properties) and Prior Performance Table VI (Acquisitions of Properties by Programs).

With regard to the operating results required by Prior Performance Table III, the Company is providing EPF’s summary financial information for the fiscal year ended December 31, 2010, 2009 and 2008, plus certain additional information with respect to cash flow, distribution data and the amount remaining invested in program investments (contained in EPF Table III). The Company believes that EPF Table III provides the information that is either required by or analogous to information required by Prior Performance Table III.

We note that we have also excluded Prior Performance Table I (which calls for experience in Raising and Investing Funds) and Prior Performance Table II (which calls for information relating to Compensation to the Sponsor) for the reasons these tables have been excluded from the ARI information.

The Company advises the staff that EPF is not a “completed” program and, therefore, none of the information required by Prior Performance Table IV would be applicable.

5.	Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is not required. We note that it appears your officers and directors and certain employees of the manager will receive share grants at the time the offering will be consummated.

The Company respectfully advises the Staff that the specific amount of shares of restricted common stock and restricted stock units that it expects to grant to officers and directors of the Company and personnel of the Manager upon completion of the offering and the concurrent private placement under its equity incentive plan has not been

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determined at this time. However, the Company believes that any such grants will not result in material dilution to the investors in the offering. Therefore, the Company does not believe that the inclusion of the dilution calculation referenced in Item 506 of Regulation S-K would be meaningful to investors in the offering. However, the Company will disclose in the Registration Statement the number of shares of restricted common stock and restricted stock units that will be granted to such persons, as well as the percentage of outstanding common stock that such grants will represent, which the Company believes would be meaningful to investors in the offering.

6.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note, for example only, your statement, “...we anticipate the return in the medium term of an active private non-Agency MBS market, which, according to SIFMA, has fallen from a 2005 peak volume of $740 billion to $5 billion in 2010,” on page 2. Clearly mark the specific language in the supporting materials that supports each statement. Please ensure that you update your disclosure to the extent more recent information is available.

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide the Staff with copies of the supporting materials. The Company respectfully advises the Staff that it will update disclosure to the extent more recent information is available.

7.	Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the prospectus under the caption “Business—Our Portfolio Turnover Policy.”

Cover Page

8.	Please include a brief list of the material risks involved in the purchase of your securities with a cross-reference to further discussion in the prospectus. Please refer to Item 1.D of Industry Guide 5 for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page to include material risks involved in the purchase of the Company’s securities, with a cross-reference to further discussion in the prospectus under the caption “Risk Factors.”

Prospectus Summary, page 1

9.	We note your statement on page 2 that there has been significant volatility in non-Agency MBS as a result of market technicals and forced selling by hedge funds and other institutions. Please revise to explain what you mean by this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 29, 75 and 78 of the prospectus to clarify this statement.

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Our Target Assets, page 8

10.	Please disclose your anticipated percentage breakdown of Agency MBS, non-Agency MBS, residential mortgage loans and other residential mortgage assets. In addition, please disclose when you expect to achieve such a portfolio.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 under the caption “Prospectus Summary—Our Target Assets” and on page 86 under the caption “Business—Our Investment Strategy” to indicate that, based on current market conditions, the Company expects its initial portfolio to be nearly exclusively Agency MBS and that it will diversify its asset base as market conditions warrant thereafter. The Company reserves the right to change its targeted investment allocation in the future.

Our Financing Strategy, page 8

11.	We note that you anticipate using financing sources including the use of warehouse facilities and bank credit facilities. To the extent that any relevant terms of such facilities entered into prior to effectiveness are known, although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

The Company supplementally informs the Staff that the Company plans to include in the prospectus any relevant terms of such facilities that prior to effectiveness are known, although not finalized.

12.	We note that the amount of leverage you may employ for particular assets will depend upon the availability of types of financing and your manager’s assessment, and we note the range of debt-to-equity that you expect initially to deploy. In addition, please clarify, if true, that there are no limits on the amount of leverage that you may incur and whether such initial debt-to-equity ratios represent the conservative levels of borrowings you intend to use over time as your portfolio diversifies. Also, please disclose that you may be subject to margin calls as a result of your financing activity.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 under the caption “Prospectus Summary—Our Financing Strategy,” on page 62 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and on page 87 under the caption “Business—Our Financing Strategy” to indicate that the Company’s initial debt-to-equity ratios represent the conservative levels of borrowings it intends to use over time as its portfolio diversifies. In addition, the Company has revised the disclosure to state that the Company may be subject to margin calls as a result of its financing activity. The Company respectfully directs the Staff to the disclosure on pages 9, 30 and 87 of the prospectus that the Company is not required to maintain any particular debt-to-equity leverage ratio.

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Summary Risk Factors, page 9

13.	In your third bulleted risk factor, please clarify that you may not terminate or elect not to renew the management agreement event in the event of poor performance without having to pay substantial termination fees.

In response to the Staff’s comment, the Company has revised the third bulleted risk factor on page 10 under the caption “Prospectus Summary—Summary Risk Factors” and on page 25 under the caption “Risk Factors” to clarify the risk factor.

14.	Please revise to disclose that you intend to rely on short-term financing and thus are especially exposed to changes in the availability of financing.

In response to the Staff’s comment, the Company has revised the following risk factor on page 10 under the caption “Prospectus Summary—Summary Risk Factors”: “We may depend on repurchase agreements, warehouse facilities, securitizations and bank credit facilities (including term loans and revolving facilities) to execute our business plan, and our inability to access funding could have a material adverse effect on our results of operations, financial condition and business. We intend to rely on short-term financing and thus are especially exposed to changes in the availability of financing,” as well as revised the same risk factor on page 34 to include the referenced disclosure.

Our Management Agreement, page 11

15.	In your fee table on page 13, please provide an estimate of the dollar amount of the base management fee and expense reimbursement to be paid to the manager in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and the private placement. Refer to Item 4 of Industry Guide 5. In addition, please tell us how “base management fee” differs from “management fee” and revise your disclosure to clarify what, if any, items would be added to the base management fee.

The Company has revised the disclosure on page 14 under the caption “Prospectus Summary—Our Management Agreement” to indicate that it expects the expense reimbursement to be paid to the Manager in the first full fiscal year to be approximately $750,000 to $1.5 million, and to indicate the management fee it expects will be paid to the Manager in the first full fiscal year, assuming (i) the maximum number of securities registered are sold in the initial public offering and the concurrent private placement and (ii) the Company does not effect any follow-on equity offerings during such period. In response to the Staff’s comment, the Company has revised the references to the “base management fee” throughout the prospectus to refer to the “management fee” to clarify that no items would be added to the base management fee.

16.	In the “Base Management Fee” section of the fee table, please provide examples of one-time events pursuant to GAAP and certain non-cash items that would be approved by a majority of your independent directors.

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The Company has revised the disclosure on page 14 under the caption “Prospectus Summary—Our Management Agreement” and on page 102 under the caption “Our Manager and the Management Agreement—Management Fees, Expense Reimbursements, Termination Fee and Refund of Underwriting Payment—Management Fee” of the prospectus to provide examples of certain non-cash items that could be presented to the independent directors for discussion and possible approval in response to the Staff’s comment. The Company respectfully advises the Staff that one-time events pursuant to changes in GAAP cannot be ascertained at this time and will be assessed by the Manager and the Company’s independent directors on a case by case basis as circumstances warrant if and when changes in GAAP occur or are promulgated.

The manner of determining the base management fee…, page 23

17.	We note that manager compensation would be increased as a result of a common stock offering, even if the offering were dilutive to existing shareholders. Please expand this risk factor to address this conflict.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 under the caption “Risk Factors—Risks Related to Our Relationship with Our Manager—The manner of determining the management fee may not provide sufficient incentive to our Manager to maximize risk-adjusted returns on our investment portfolio since it is based on our stockholders’ equity (as defined in the management agreement) and not on other measures of performance” to indicate that manager compensation would be increased as a result of an equity offering, even if the offering were dilutive to existing stockholders.

Distribution Policy, page 57

18.	We note that you may fund your distributions out of the offering proceeds. Please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects. In addition, please state that funding dividends using offering proceeds could constitute a return of capital, which would have the effect of reducing shareholder’s basis in your stock.

The Company respectfully directs the Staff to the risk factor under the caption “Risk Factors—Risks Related to Our Common Stock—We have not established a minimum distribution payment level and we cannot assure you of our ability to make distributions in the future. Although we currently do not intend to do so, until our portfolio of assets generates sufficient income and cash flow, we could be required to sell assets, borrow funds, make a portion of our distributions in the form of a taxable stock distribution or distribution of debt securities, or utilize a portion of the net proceeds of this offering and the concurrent private placement to fund our distributions” on page 46. In response to the Staff’s comment, the Company has revised this risk factor to indicate that funding dividends using offering proceeds would reduce the amount of cash the Company has available for distribution purposes and may be dilutive to the Company’s financial results.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 59

Critical Accounting Policies and Use of Estimates, page 61

19.	Please ensure that your references to FASB Accounting Standards Codification (“ASC”) are accurate. For instance, the guidance for Nonrefundable Fees and Other Costs is contained within ASC 310-20.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63, 65 and 67 of the prospectus under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results” and “—Critical Accounting Policies and Use of Estimates.”

Business, page 71

20.	We note that Apollo has significant and longstanding experience in residential real estate markets through a number of its funds’ investments. Please clarify whether the examples described beginning on page 71 include all of Apollo’s experience in real estate markets. Please identify for us each fund that has experience in residential real estate markets within the last ten years, including funds that may invest in RMBS regardless of whether RMBS is the sole focus of the fund and briefly describe the nature of such experience. In addition, more specifically describe the business model and investment focus, as applicable, of Vantium Capital, Inc. and Apollo Global Real Estate Management, L.P.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 of the prospectus under the caption “Business—About Apollo” to provide a complete picture of Apollo’s experience in the real estate markets. The Company has revised this disclosure to identify each vehicle that has experience in investing in residential real estate markets within the last ten years and provide a brief description of the nature of the experience. In addition, the Company has further revised the disclosure in response to this comment to provide a more comprehensive description of Vantium Capital, Inc.’s and Apollo Global Real Estate Management, L.P.’s businesses.

21.	We note your disclosure that a fund managed by Apollo was formerly the owner of WMC Mortgage Corporation, which generated a gross IRR of 28.3%. Please revise to balance your disclosure and include information on the performance of other funds with similar investment objectives in the last ten years. Please advise us whether any of the funds disclosed here have suffered any significant adverse business development. We may have additional comments.

In response to the Staff’s comment, the Company advises the Staff that WMC Mortgage Corporation was a subprime mortgage originator and neither Apollo nor any Apollo fund has sponsored, managed or controlled any other vehicle that was engaged in the mortgage origination business in the last ten years.

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22.	We note your disclosure regarding Vantium and the certain funds managed by Apollo in Vantium. Please identify the various funds and explain to us why you believe that (i) it is appropriate to disclose total asset returns separately for the portions of its portfolio that have been sold and (ii) it is appropriate to disclose total asset returns calculated using the assumption that Vantium was able to sell its illiquid assets at their mark-to-model values. In addition, please balance your disclosure by more specifically describing how you calculated the mark-to-model valuations, including the basis for your assumptions, and the risks associated with such valuations.

In response to the Staff’s comment, the Company advises the Staff that Apollo initially invested in Vantium through certain Apollo vehicles: AP Alternative Assets, L.P., subsidiaries of Apollo Global Management, LLC, Apollo Investment Fund VI, L.P. and Apollo Investment Fund VII, L.P. However subsequent to the initial investments, Apollo Investment Fund VII, L.P. purchased the interests in Vantium held by AP Alternative Assets, L.P. and Apollo Investment Fund VI, L.P. In addition, the Company believes that it has disclosed the Vantium performance information in the most accurate and appropriate manner and in a way that would be meaningful to investors and which is consistent with the values used in the preparation of Vantium’s audited financial statements. With respect to assets that have been sold, Vantium is capable of calculating its return on those assets using actual realized returns. With respect to Vantium’s less liquid assets, although realized values are not available, the Company uses mark-to-model values which are consistent with the values that Vantium uses in connection with the preparation of its audited financial statements. The Company believes that this disclosure is fair and meaningful for investors in making their investment decision. In further response to this comment, the Company has revised the disclosure on page 77 of the prospectus under the caption “Business—About Apollo.”

Underwriting, page 149

23.	Please disclose any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates. Refer to Item 508 of Regulation S-K.

The Company respectfully advises the Staff that there are no historical investment banking and commercial dealings between the underwriters and the Company. In response to the Staff’s comment, the Company has revised the disclosure on page 160 under the caption “Underwriting” to disclose the historical investment banking and commercial dealings between the underwriters and Apollo.

Item 36. Financial Statement and Exhibits, page II-3

24.

Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the

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exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company advises the Staff that it will file all required exhibits as promptly as possible. The Company further advises the Staff that it will provide drafts of the legal and tax opinions supplementally. In response to the Staff’s comment, the Company advises the Staff that, with respect to the exhibits that the Company is filing “forms of,” the Company intends to execute those agreements concurrently with the closing of this offering. Accordingly, the Company is not in a position to file final, executed copies of such agreements prior to effectiveness of the Registration Statement. The Company acknowledges that incomplete exhibits may not be incorporated by reference and that it will refile each such exhibit in final, executed form as an exhibit to the Company’s first Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the Commission following the consummation of this offering, as required.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosures

cc:	Securities and Exchange Commission
Mark Rakip
Jessica Barberich
Rochelle Plesset

ARM Manager, LLC
John J. Suydam

Latham & Watkins LLP
William J. Cernius
Raymond Y. Lin

Clifford Chance US LLP
Andrew S. Epstein

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Exhibit 1

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April 22, 2011

Appendix

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Historical Performance of Apollo

Set forth below is certain prior performance information for certain Apollo sponsored investment vehicles which has been prepared to conform to the prior performance disclosure requirements included in Securities Act Industry Guide 5. The information presented in this section should not be considered as indicative of our possible operations and you should not rely on this information as an indication of our future performance. Investors who purchase shares of our common stock will not thereby acquire an ownership interest in Apollo or any of the entities to which the following information relates.

Apollo raises, invests and manages funds on behalf of some of the world’s most prominent pension and endowment funds, as well as other institutional and individual investors. As of December 31, 2010, Apollo had assets under management of $67.6 billion in its private equity, capital markets and real estate businesses, of which approximately 91% of such assets under management was in funds with a contractual life at inception of seven years or more, 10% of which was in permanent capital vehicles with unlimited duration.

While several Apollo sponsored investment vehicles have made investments in real estate assets, only one vehicle pursues a strategy where the primary investment objective is real estate related. That vehicle, ARI1, a NYSE listed REIT, does not pursue an investment strategy that is similar to ours, but instead invests primarily in commercial real estate-related debt investments. Through December 31, 2010, ARI raised aggregate equity of approximately $320.4 million through its initial public offering and concurrent private placement on September 29, 2009 as well as a follow-on public offering on September 22, 2010. As of December 31, 2010, ARI had made investments totaling approximately $823.7 million since it commenced operations in 2009 and had sold approximately $12.2 million of such investments. ARI has been successful in deploying its capital in a range of income producing assets which have been available to purchase in the aftermath of the global financial crisis.

In addition, Apollo European Principal Finance Fund, L.P., or EPF, launched in 2007, is focused on investing in a range of European distressed loans in a range of industries acquired from European financial institutions or the European divisions of global financial institutions. EPF was launched during a time of significant dislocation in loan markets, and aimed to take advantage of liquidation of European loan assets through opportunistic investing. These markets have recovered somewhat since EPF’s inception, though still not to pre-2007 levels. As of December 31, 2010, EPF has investments throughout Europe with its largest concentration in the United Kingdom, Germany, Spain and Portugal. Since its initial launch, EPF has seen its assets under management invested in European loans in the real estate industry grow from 9.2% as of December 31, 2007 to approximately 74.8% as of December 31, 2010. EPF has approximately €1.3 billion ($1.7 billion using an exchange rate of €1.00 to $1.34 as of December 31, 2010) in total equity commitments. Through December 31, 2010, the fund had invested approximately €935 million ($1.25 billion using an exchange rate of €1.00 to $1.34 as of December 31, 2010). EPF had a net asset value of approximately $1.12 billion as of December 31, 2010 based on an exchange rate of €1.00 to $1.34 as of such date.

For supplemental prior performance of ARI and EPF, see Appendix I which includes the following prior performance tables for each of ARI and EPF, respectively: Summary Financial Information (Table III) and Operating Results of Prior Programs (Table III).

[1]	Defined earlier in S-11

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Appendix I

Summary

Set forth below is certain prior performance information for ARI and EPF which has been prepared to conform to the prior performance disclosure requirements included in Securities Act Industry Guide 5. The prior performance tables are presented separately for each of ARI and EPF. Since ARI and EPF do not have investment strategies with an investment objective similar to ours, the prior performance tables for ARI and EPF only set forth information as of the dates indicated regarding Summary Financial Information (Table III) and Operating Results of Prior Programs (Table III). The prior performance tables should be read together with the historical performance summary presented under “Business—Historical Performance of Apollo.” The inclusion of the tables does not imply that we will make investments comparable to those reflected in the tables or that investors in our common stock will experience returns comparable to the returns experienced in the programs referred to in the tables.

Prior Performance Tables

ARI Prior Performance

Table III below contains summary financial information of ARI, presented on a GAAP basis, for the fiscal year ended December 31, 2010 and for the period from September 29, 2009 (Commencement of Operations) through December 31, 2009. All information in Table III was derived from ARI’s filings with the SEC.

Table III

Apollo Commercial Real Estate Finance, Inc. – Public Program

Summary Financial Information

(in thousands—except per share data)

	Year Ended December 31, 2010	For the Period from September 29, 2009 (Commencement of Operations) Through December 31, 2009
Statement of Operations Data:
Net interest income:
Interest income from securities	$18,112	$364
Interest income from commercial mortgage loans	7,035	—
Interest income from mezzanine loans	7,338	231
Interest expense	(10,714)	(104)

Net interest income	21,771	491
Operating expenses:
General and administrative expenses (includes non-cash stock based compensation of $1,452 in 2010 and $392 in 2009)	5,556	1,965
Management fees to related party	3,339	763

Total operating expenses	8,895	2,728
Interest income from cash balances	16	65
Realized loss on sale of security	(33)	—
Unrealized loss on securities	(1,766)	—
Unrealized gain on derivative instruments	387	—
Realized loss on derivative instruments	(481)	—

Net income (loss)	$10,999	$(2,172)

Basic net income (loss) per share of common stock	$0.87	$(0.21)

Diluted net income (loss) per share of common stock	$0.87	$(0.21)

Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$16,594	(1,292)

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Net cash used in investing activities	(607,591)	(205,377)
Net cash provided by financing activities	498,922	336,637
Distribution Data (per share)(1)
Common Stock
Ordinary income	$0.9211	—
Return of capital	$0.1789	—
Total dividend paid	$1.10	—
Declared but unpaid dividend as of December 31, 2010	$0.40	—
Total dividend declared per share of common stock	$1.50	—
Amount (in percentage terms) remaining invested in program investments at the end of the last year or period reported in the table(2)	98.02%	—

(1)	Information presented in the rows captioned ordinary income and return of capital in this section represent the composition of dividends declared by ARI on its common stock in the periods presented.

(2)	Calculated as the original total amortized cost of all investments retained by ARI at the period end, divided by the original total amortized cost of all investments.

EPF Prior Performance

Table III below contains certain historical operating results of EPF, for the fiscal years ended December 31, 2010, 2009 and 2008, and for the period from July 9, 2007 (Commencement of Operations) through December 31, 2007.

Table III

Apollo European Principal Finance Fund, L.P. – Nonpublic Program

Operating Results of Prior Programs

(in thousands—except tax and distribution data)

	Year ended December 31,			For the Period from July 9, 2007 (Commencement of Operations) through December 31, 2007
	2010	2009	2008
Statement of Operations Data:
Investment income	€15,397	€1,679	€1,795	€566
Expenses:
Management fees	14,656	25,928	12,155	246
Interest Expense	211	—	—	—
All other expenses	58,141	21,279	18,679	3,085
Total expenses	73,008	47,207	30,834	3,332

Net investment income (loss)	(57,611)	(45,529)	(29,039)	(2,766)

Net realized gain (loss) on
foreign currency contracts	(23,211)	3,157	2	(1)
investments	9,590	1,304	—	—
Net change in unrealized appreciation (depreciation) on
investments	130,856	96,596	8,137	—
forward currency contracts	12,826	(5,411)	1,375	—
foreign currencies and foreign currency translations	6,356	2,918	(182)	—
Minority interest	(21,780)	—	—	—

Net increase (decrease) in net assets resulting from operations	€57,027	€53,035	€(19,706)	€(5,176)

Total assets	€1,105,729	€447,891	€265,321	€92,336
Percent leverage(3)	22%	0%	0%	0%

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	Year ended December 31,			For the Period from July 9, 2007 (Commencement of Operations) through December 31, 2007
	2010	2009	2008
Taxable income (loss)
from operations	€5,355	€(42,806)	€(27,793)	€(1,749)
from gain on sale	€53,892	€29,992	€18,229	€—

Statement of Cash Flow Data:
Cash provided (used) by operations(1)	€(580,295)	€(65,959)	€(156,796)	€(92,185)
Cash generated from sales	—	—	—	—
Cash provided (used) by operations and sales	(580,295)	(65,959)	(156,796)	(92,185)
Less: cash distributions
from operations	—	—	—	—
from sales	—	—	—	—
return of capital	(143,703)	(124,267)	(40,000)	(19,000)

Cash generated (deficiency) after cash distributions	€(723,998)	€(190,226)	€(196,796)	€(111,185)

Tax and Distribution Data (per $1,000 invested)

Federal income tax results(2)
Ordinary income (loss)
from operations	€6	€(140)	€(138)	€(16)
from recapture	—	—	—	—
Capital gain (loss)	63	98	(0)	—
Cash distributions to investors	(167)	(407)	(199)	(169)
Source (on GAAP basis)
Investment income	—	—	—	—
Return of capital	(167)	(407)	(199)	(169)
Source (on cash basis)
Sales	—	—	—	—
Operations	—	—	—	—
Return of capital	—	—	—	—
Amount (in percentage terms) remaining invested at the end of the last period reported in the Table (original total acquisition cost retained divided by original total acquisition cost of all investments)	70%	51%	73%	78%

(1)	Cash from operations includes cash received for interest and principal on the underlying nonperforming loan, or NPL, portfolios.
(2)	Tax amounts are reported on tax returns in U.S. Dollars, and translated to Euro for presentation purposes.
(3)	Percent leverage is calculated using fund leverage divided by net asset value.